                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)(1)

                           DESTIA COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   25063E 10 0
                                 (CUSIP Number)

                             JAMES P. PRENETTA, JR.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                  VIATEL, INC.
                                685 THIRD AVENUE
                               NEW YORK, NY 10017
                                 (212) 350-9200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                             JAY R. SCHIFFERLI, ESQ.
                            KELLEY DRYE & WARREN LLP
                               TWO STAMFORD PLAZA
                              281 TRESSER BOULEVARD
                             STAMFORD, CT 06901-3229
                                 (203) 324-1400
                            ------------------------
                                DECEMBER 8, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)
------------------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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-------------------------                            ---------------------------
  CUSIP No. 25063E 10 0               13D                Page 2 of 4 Pages
-------------------------                            ---------------------------




------ -------------------------------------------------------------------------

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Viatel, Inc. (I.R.S. Employer Identification Number - 13-3787366)
------ -------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                     (b)|_|
------ -------------------------------------------------------------------------

3      SEC USE ONLY
------ -------------------------------------------------------------------------

4      SOURCE OF FUNDS*
       00
------ -------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             |_|
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------ -------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------ -------------------------------------------------------------------------

      NUMBER OF               7           SOLE VOTING POWER
       SHARES                             1,000 Shares
    BENEFICIALLY              ----------- --------------------------------------
      OWNED BY
       EACH                   8           SHARED VOTING POWER
     REPORTING                             N/A
      PERSON                  ----------- --------------------------------------
       WITH
                              9           SOLE DISPOSITIVE POWER
                                          1,000 Shares
                              ----------- --------------------------------------

                              10          SHARED DISPOSITIVE POWER
                                           N/A
------------- ------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,000 Shares
------------- ------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW          |_|
              (11) EXCLUDES CERTAIN SHARES*
------------- ------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              100%
------------- ------------------------------------------------------------------

14            TYPE OF REPORTING PERSON*
              CO
------------- ------------------------------------------------------------------


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-------------------------                            ---------------------------
  CUSIP No. 25063E 10 0               13D                Page 3 of 4 Pages
-------------------------                            ---------------------------



ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 amends and supplements the statement on Schedule 13D, dated August 27, 1999 (the "Original Schedule"), of Viatel, Inc. ("Viatel") with respect to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Destia Communications, Inc. (the "Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to report that, in addition to that set forth in the Original Schedule, on December 8, 1999, Viatel Acquisition Corp., a wholly-owned subsidiary of Viatel ("VAC"), merged with and into the Issuer (the "Merger"). Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") entered into between Viatel, VAC and the Issuer, each of the shares of the Issuer Common Stock outstanding at the effective time of the Merger was cancelled and converted into the right to receive 0.445 of a share of Viatel common stock, par value $0.01 per share, for each such share of Issuer Common Stock. Additionally, as a result of the Merger, the Issuer's shares were delisted from the Nasdaq National Market, and a Form 15 was filed on behalf of the Issuer with the Securities and Exchange Commission on December 9, 1999 terminating the Issuer's reporting obligations under the Securities Exchange Act of 1934, as amended. Also pursuant to the Merger Agreement, the Issuer became a wholly-owned subsidiary of Viatel.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to report:

         (a) As of December 8, 1999, Viatel beneficially owns 1,000 shares, or approximately 100% of the outstanding common stock of the Issuer.

         (b)   Viatel has sole power to vote the shares.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.



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-------------------------                            ---------------------------
  CUSIP No. 25063E 10 0               13D                   Page 4 of 4 Pages
-------------------------                            ---------------------------


                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    VIATEL, INC.



December 9, 1999                    By: /s/ James Prenetta
                                        _______________________________________
                                        James Prenetta
                                        Vice President and General Counsel